                                                                    EXHIBIT 99.4

FOR IMMEDIATE RELEASE:        October 21, 1996
CONTACT:                      Wendy Yang
                              (505) 880-5321


                 TRENTON CANYON BEGINS LOADING HEAP LEACH ORE


ALBUQUERQUE, NEW MEXICO - SANTA FE PACIFIC GOLD CORPORATION (NYSE:GLD) announced that the Lone Tree Complex began placing ore onto the heap leach pads at Trenton Canyon on October 15, 1996. Trenton Canyon currently is mining material at a rate of 30,000 tons per day at the North Peak deposit.

The leaching of the ore and completion of the carbon column recovery circuit is scheduled for November 1996. The first gold production is expected in December 1996.

Trenton Canyon, located 11 miles south of the Lone Tree Mine near Valmy, Nevada, is a conventional run-of-mine heap leach satellite operation of the Lone Tree Complex. In addition to the North Peak deposit, two other deposits on private and federal lands are proposed for open-pit development. Production from these two other deposits requires approval of the Plan of Operations submitted to the federal Bureau of Land Management in March 1996 and approval is expected in mid-1998.

Patrick M. James, Chairman, President and Chief Executive Officer of Santa Fe Pacific Gold, said, "Gold production at Trenton Canyon will begin slightly ahead of the previously announced start-up in the first quarter 1997. The pieces are falling into place for us to achieve our production growth targets in 1997 and 1998. Trenton Canyon is one piece of the total Lone Tree Complex, which includes the Lone Tree Mine, Lone Tree Flotation Project and Mule Canyon."

Exploration at Trenton Canyon this year has consisted of drilling 140 holes to better define certain areas of mineralization, extend mineralization and explore new targets. A new zone of shallow oxide mineralization is being encountered in the Valmy area. A second target, referred to as the Hollywood Zone, is also under investigation and seven drill holes have intercepted a high-angle zone of near surface oxide mineralization with grades between 0.03 and 0.13 ounce per ton in intercepts 40 to 105 feet thick.

The Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information, which involves a degree of risk and uncertainty due to various factors affecting the Company's business, including, but not limited to, gold price volatility, ore grade and recovery rates, exploration results, mining and processing conditions and costs, compliance with regulatory and permitting requirements and the completion of project construction on schedule.

Santa Fe Pacific Gold is one of the largest gold mining companies in North America with mines in Nevada and California and exploration offices and projects throughout the world. The Company's shares are traded on the New York Stock Exchange under the symbol GLD.